EXHIBIT 99.2

BAAN COMPANY N.V.

Barneveld, November 12, 2001

To the shareholders of Baan Company N.V.

You are hereby invited to attend the Annual General Meeting of Shareholders of Baan Company N.V., a company with limited liability incorporated under the laws of the Netherlands, to be held on Tuesday November 27, 2001, at 11:00 hrs (CET), at the Sheraton Amsterdam Airport Hotel & Conference Center, Schiphol Boulevard 101, 1118 BG Schiphol Airport, the Netherlands.

Included are the Agenda for the Annual General Meeting of Shareholders, the Explanatory Notes to the Agenda, and a proxy card for use in connection with the Annual General Meeting of Shareholders.

Only current shareholders will have the right to speak and the right to vote at the Annual General Meeting of Shareholders.

Yours sincerely,

Baan Company N.V.

Pierre J. Everaert,
Chairman of the Board of Supervisory Directors